Registration Statement No. 333-237342

Filed Pursuant to Rule 433

December 1, 2021

News

FOR IMMEDIATE RELEASE

BMO Announces Redemption of Four ETNs

NEW YORK, December 1, 2021 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it intends to redeem all of the outstanding securities in each of the series set forth in the following table (collectively, the "Affected Securities"):

NYSE Arca Ticker	ETN Name and Prospectus Addendum/Pricing Supplement*	CUSIP	Call Settlement Date
FNGZ	MicroSectors™ FANG+™ Index -2X Leveraged ETNs	063679849	December 17, 2021
GNAF	MicroSectors™ FANG+™ Index Inverse ETN	063679831	December 17, 2021
MJJ	MicroSectors™ Cannabis ETNs	063679682	December 27, 2021
MJO	MicroSectors™ Cannabis 2X Leveraged ETNs	063679674	December 27, 2021

* The table above provides, for each of the Affected Securities, which are identified by their names, a hyperlink to the relevant prospectus addendum and pricing supplement. Hyperlinks to the applicable base prospectus and prospectus supplement are contained in such prospectus addendum and pricing supplements.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the relevant pricing supplement for the Affected Securities.

With respect to each series of Affected Securities, the Call Settlement Amount payable on the Call Settlement Date will be calculated as specified in the relevant pricing supplement, as applicable, for the Affected Securities. BMO will pay the applicable Call Settlement Amount to investors holding Affected Securities on the applicable Call Settlement Date.

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BMO intends to send a notice of redemption to holders of the Affected Securities on December 3, 2021. For each series of Affected Securities, the Call Settlement Amount will equal the arithmetic mean of the closing Indicative Note Values on each Index Business Day in the related Call Measurement Period. The Call Measurement Period is expected to consist of:

•	for FNGZ and GNAF, the following five trading days: December 6, 2021, December 7, 2021, December 8, 2021, December 9, 2021 and December 10, 2021; and
•	for MJJ and MJO, the following ten trading days: December 6, 2021, December 7, 2021, December 8, 2021, December 9, 2021, December 10, 2021, December 13, 2021, December 14, 2021, December 15, 2021, December 16, 2021 and December 17, 2021

Each series of Affected Securities will be delisted from the NYSE Arca exchange prior to the open of trading on the Call Settlement Date.

Holders of the Affected Securities may choose to continue to hold their securities until the Call Settlement Date, or may choose to sell or redeem their Affected Securities prior to the applicable Call Settlement Date, in accordance with the terms of the Affected Securities. BMO has announced the waiver of the minimum early redemption size for each of the Affected Securities. Prior to the waiver, holders of the Affected Securities were required to redeem at least 25,000 ETNs at one time in order to exercise their right to redeem them.

None of the other ETNs that BMO has previously issued are affected by this announcement.

BMO does not intend to issue or register any additional Affected Securities on or after the date of this press release. BMO and its affiliates also intend to suspend any further sales from inventory of the Affected Securities on December 3, 2021. The market value of these securities may be influenced by, among other things, supply and demand for the Affected Securities. It is possible that the suspension of any further sales of the Affected Securities by BMO may influence the market value of the Affected Securities and the liquidity of the market for the Affected Securities, potentially leading to insufficient supply, and causing the Affected Securities to trade at a premium above their closing or intraday indicative value. Any such premium may subsequently decrease at any time and for any reason without warning, resulting in financial loss to investors who paid this premium when they acquired their Affected Securities.

Investors who purchase the Affected Securities at any time prior to the Call Settlement Date for an amount that is greater than the applicable Call Settlement Amount that they will receive on the Call Settlement Date will suffer a loss on their investment. Furthermore, investors who sell the Affected Securities at any time prior to delisting for an amount that is less than the applicable Call Settlement Amount they would have received on the Call Settlement Date will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the Affected Securities.

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BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $971 billion as of July 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact: Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com

Internet: www.bmo.com

Bank of Montreal, the issuer of the Affected Securities, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each of the Affected Securities. Please read those documents and the other documents relating to the Affected Securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable Affected Securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the Affected Securities, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

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